Exhibit 99.1

For Immediate Release	October 10, 2018

Celestica to Acquire Impakt Holdings, LLC

•                  Impakt’s specialized, multi-industry capital equipment capabilities will provide customers with large-format, high-mix manufacturing solutions

•                  Acquisition will expand Celestica’s capabilities in key U.S. and Korean markets

•                  Acquisition will enhance Celestica’s industry-leading position in capital equipment manufacturing

TORONTO, Canada — Celestica, Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that it has entered into a definitive agreement to acquire Impakt Holdings, LLC.

Impakt is a highly-specialized, vertically integrated manufacturer providing manufacturing solutions for leading OEMs in the semiconductor and Organic Light Emitting Diode (OLED) display industries, as well as other markets requiring complex fabrication services. Founded in 1977, the company is headquartered in Santa Clara, with operations in California and South Korea.

Through this acquisition, Celestica expects to gain significant, new capabilities in large-format, complex, high-mix manufacturing solutions for multiple industries, and broaden its precision component manufacturing, full system assembly, integration and machining capabilities.  In addition, Celestica anticipates that it will benefit from Impakt’s full spectrum of specialized vertical services including its South Korea-based machining and manufacturing expertise. In conjunction with Celestica’s current capital equipment business, Impakt’s vertical integration will enable Celestica to provide more efficient end-to-end product life cycle solutions across a diverse set of markets.

“The acquisition of Impakt will enhance Celestica’s position as the largest end-to-end capital equipment manufacturer in our industry,” said Rob Mionis, President and CEO, Celestica. “Through Impakt’s extensive capabilities, we will be able to provide customers with even deeper and broader capital equipment manufacturing services including in-region and vertical offerings. Impakt will also expand Celestica’s second largest end market within our growing $2.2 billion ATS segment, and is well aligned to our company strategy of expanding and diversifying our overall revenue and margin mix through targeted investments and acquisitions.”

“Impakt’s deep expertise in its core markets will fit well with Celestica and its leading position in capital equipment manufacturing,” said Dan Rubin, CEO of Impakt. “Together, Impakt and Celestica have the opportunity to create compelling end-to-end solutions for our customers across multiple markets and in key geographies.”

Celestica will purchase Impakt for US$329 million, and the transaction is expected to be accretive to consolidated non-IFRS operating margin* and overall ATS margin upon closing.  We intend to finance the purchase price, which is subject to specific adjustments set forth in the definitive agreement, with a combination of borrowings under the company’s current credit facility. The acquisition is expected to close in the fourth quarter 2018, subject to receipt of applicable regulatory approvals and satisfaction of other customary closing conditions.

* See Non-IFRS Measures below.

Moelis & Company LLC acted as exclusive financial advisor to Celestica, and Blake, Cassels & Graydon and Arnold & Porter as its legal counsel. Stifel and Lincoln International acted as financial advisors to Impakt.

Management to host a conference call

Management will host a brief conference call today at 8:00 a.m. Eastern Daylight Time to discuss the acquisition. The webcast can be accessed by phone at (877) 291-4570. A webcast for the announcement will be available at https://corporate.celestica.com/events-and-presentations at approximately 8:00 a.m.

Company reiterates Third Quarter 2018 Outlook

The company is reiterating its third quarter outlook for the quarter ended September 30, 2018, which was originally provided on July 31, when it reported its second quarter results.

Company increases consolidated non-IFRS operating margin goal for the next 12-18 months

In July 2018, the company disclosed its goal of non-IFRS operating margin in a target range of 3.5% to 4.0% over the next 1-3 year period. The company has increased and accelerated this target range to 3.75% to 4.5% over the next 12-18 months. The anticipated increase and acceleration is a result of additional benefits anticipated from several previously announced strategic initiatives associated with: (i) the review of its Connectivity and Cloud Solutions (CCS) portfolio, intended to improve financial performance in this segment, (ii) its $50-$75 million restructuring program which is expected to be completed by the second quarter of 2019, and (iii) continued expansion of its Advanced Technology Solutions (ATS)  segment revenue portfolio, which has been growing organically, as well as through strategy-aligned acquisitions such as Atrenne Integrated Solutions, Inc. and its anticipated acquisition of Impakt.

The company intends to report its third quarter results on October 24, 2018 and provide any additional information associated with financial results and targets at that time.

Celestica to receive additional cash proceeds and accelerated payment of all cash proceeds from sale of real property in Toronto

Celestica now anticipates receiving additional cash proceeds, as well as the accelerated payment of all cash proceeds, associated with the sale of the Toronto real property. Based on new terms associated with the Toronto real property sale agreement, the company now anticipates the full payment of all remaining proceeds of $122 million Canadian dollars (approximately $100 million at current exchange rates) upon closing of the transaction. The closing of the transaction is currently anticipated to occur late in the fourth quarter of 2018, or in the first quarter of 2019.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, semiconductor capital equipment, and smart energy to deliver solutions for their most complex challenges. A leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

About Impakt

Impakt Holdings LLC, a Graycliff Partners portfolio company, is a privately held global vertically integrated contract manufacturer. Impakt provides design, engineering and agile manufacturing solutions for the display, semiconductor, solar and other capital equipment industries as well as specialized services that require large format, high-mix complex manufacturing, and integration solutions.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including, without limitation, statements related to: our anticipated acquisition of Impakt, the expected timing, cost, terms and funding thereof, and the expected impact of such acquisition, if consummated, on our ATS segment, including our capital equipment business, and our overall capabilities and business; our priorities, intended areas of focus, objectives, goals, financial targets and ranges, trends in the electronics manufacturing services industry generally and in relation to our business; projections with respect to the OLED market; our anticipated financial and/or operational results, including as a result of the Impakt acquisition and our Toronto real estate transactions, if consummated; anticipated benefits from our proactive CCS revenue review, our current restructuring program and the ongoing expansion of our ATS segment revenue portfolio; the timing and amount of expected returns with respect to the acquisition of Impakt, if consummated; our growth and diversification plans; our intentions with respect to continued subordinate voting share repurchases; and the timing and amended terms of the sale of our real property in Toronto. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward- looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, the risks discussed in our public filings at www.sedar.com and www.sec.gov, including in our 2017 20-F (see, among other risk disclosures, Item 3(D), “Key Information — Risk Factors”  and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”) and our most recent MD&A filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators, as well as risks related to: the failure to obtain (or a delay in obtaining) the necessary regulatory approvals or the failure to satisfy the other closing conditions required for our purchase of Impakt, a material adverse change at Impakt, the purchase price varying from the expected amount, our failure to obtain adequate third-party financing for the acquisition under our new credit facility on anticipated and acceptable terms, the failure to consummate our purchase of Impakt in a timely manner or at all, and if the acquisition is consummated, a failure to successfully integrate the acquisition, further develop our capabilities in expected markets or otherwise expand our portfolio of solutions, and/or achieve the other expected benefits from the acquisition; retaining or expanding our business due to execution or quality issues (including our ability to successfully resolve these challenges); our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; and potential negative impacts on our business resulting from significant uses of cash and/or any future securities issuances or increased third-party indebtedness for acquisitions (including increased third-party indebtedness for the anticipated acquisition of Impakt) or to otherwise fund our operations.

Our forward-looking statements contained in this presentation are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those discussed in our public filings at www.sedar.com and www.sec.gov, under the heading “Forward-Looking Statements”, or similarly named sections, among other assumption disclosures, including in our 2017 20-F and our most recent MD&A filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators, as well as related to the following: applicable regulatory approvals will be obtained and the other closing conditions to our purchase of Impakt will be satisfied in a timely manner; that our purchase of Impakt will be consummated in a timely manner and on anticipated terms; that our ability to incur further indebtedness under our current credit facility will be as expected in order to finance the Impakt acquisition as anticipated; that, once acquired, we are able to successfully integrate Impakt, further develop our capital equipment business, and achieve the other expected benefits from the acquisition. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

In addition, this press release refers to operating margin, a non-International Financial Reporting Standards (IFRS) measure. Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. We refer you to our Q2 2018 Press Release and Financial Statements, which are available at celestica.com under the Investor Relations tab for more information about this and certain other non-IFRS measures, including a reconciliation of historical non-IFRS measures to the most directly comparable IFRS measures from our financial statements. Forward-looking non-IFRS measures may vary materially from the corresponding IFRS financial measures.

Media Contacts

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